

June 2, 2011

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an 710075 Shaanxi Province, China

     Re: Huifeng Bio-Pharmaceutical Technology Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed April 15, 2010
            Form 10-Q for the Period Ended September 30, 2010
            File No. 000-32253

Dear Mr. Wang:

We issued comments to you on the above captioned filing on March 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 16, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 16, 2011**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

            Sincerely,

            Jim B. Rosenberg
            Senior Assistant Chief Accountant